February 10, 2011

VIA EDGAR

Ms. Janice McGuirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed January 3, 2011
File No. 0-52808

Dear Ms. McGuirk:

This will confirm the telephone conversation you had with my colleague, Timothy French, on February 9, 2011 regarding the timing of the responses of our client, BTHC XV, Inc. (the “Company”), to the comments contained in your letter to the Company, which was dated January 28, 2011.

As per the telephone conversation, the Company has informed me that it will respond to your comments on or before February 25, 2011.  I understand this is acceptable to the Staff.

Please call me at (212) 885-5000 if you have any questions.

Very truly yours,

/s/ William Zheng
William Zheng